

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

October 23, 2009

Optimized Transportation Management, Inc.
Kevin P. Brennan-Chief Executive Officer
707 Grant Street
Suite 2307
Pittsburgh, PA 15219

> **Re:** **Optimized Transportation Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File Number: 000-53405**
>
> **Form 8-K**
> **Filed July 6, 2009**
> **File Number: 000-53405**

Dear Mr. Brennan:

We have completed our review of your Form 10-K, Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Joseph A. Foti
S.A.C.A